August 23, 2011
VIA FEDERAL EXPRESS AND EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Ceres, Inc.
Registration Statement on Form S-1 (File No. 333-174405)
Dear Mr. Reynolds:
On behalf of Ceres, Inc. (the “Company”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 5, 2011 relating to the Company’s registration statement on Form S-1 (File No. 333-174405) filed on May 23, 2011, as amended by Amendment No. 1 filed on June 27, 2011, Amendment No. 2 filed on July 5, 2011 and Amendment No. 3 filed on July 25, 2011 (collectively, the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
Please read this letter in conjunction with the accompanying Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1
Stock-Based Compensation, page 54
Valuation as of May 31, 2011, page 58
1.	With regard to your valuation as of May 31, 2011, please address the following regarding the assumptions used to support such valuation:
•	Tell us about the range of prices used in the IPO scenario and any other assumptions used beyond that provided by your underwriters.

•	For the income and market approaches, tell us about the percentages used to allocate between both approaches and basis therefore.

•	For the market approach, tell us about the comparable companies used and how they were selected. In addition, tell us if the comparable companies used here were consistent with those used to determine your expected volatility as disclosed in Note 6 on page F-22. If there were any differences, please tell us why.

•	We note you used a lack of marketability discount of 20%. Considering you filed your initial Form S-1 on May 23, 2011, prior to this valuation, please provide us with your basis for such a discount. In your explanation, clarify why the lack of marketability discount decreased only 5% from your valuation as of February 28, 2011.
Response:
In response to the Staff’s comments regarding the valuation as of May 31, 2011, the Company advised the Staff of the following information regarding the assumptions used to support such valuation:

•	Range of prices used in the IPO scenario and any other assumptions used beyond that provided by your underwriters. The Company acknowledges the Staff’s comment and advises the Staff that it has supplementally provided this information regarding the preliminary price range to the Staff in a separate letter addressed to Mr. Brian Bhandari dated August 23, 2011.

•	Income and market approaches. The Company used a 50% weighing for both the income and market approach as both approaches were deemed to provide equally relevant and reliable support for the enterprise value. The Company generally considers more than one method in determining the value of an enterprise. As the determination of fair value is not an exact science, it is common for the results of one method to be used to corroborate, or to otherwise be used in conjunction with, the results of one or more other methods in a determination of fair value. In the Company’s case, the resulting enterprise value under both approaches corroborated one another, with the income approach amounting to $460 million and the market approach amounting to $431 million.

•	Market approach. With respect to the companies used in the market approach and how they were selected, the Company analyzed the agribusiness, biotechnology, and generic traits industry segments and its competitors in those markets and selected those companies that were considered to be the most comparable to the Company in terms of business operations, size, stage of development, prospects for growth, and risk. The companies selected included Devgen NV, Dyadic International, Inc., Equator Life Science BHD, Evogene LTD, KWS SAAT AG, Metrobolix, Inc., Origin Agritech LTD, Sequenom Inc., Codexis, Inc., Amyris, Inc., Gevo, Inc. and Solazyme, Inc. The companies used in the market approach were consistent with the companies used to determine expected volatility as disclosed in Note 6 on page F-22, as adjusted to exclude certain companies that did not have a sufficient historical volatility.

•	Discount for lack of marketability. With respect to the discount for the lack of marketability as of May 31, 2011, the Company arrived at a 20% discount to reflect the lack of a public market for its shares based on a restricted stock study prepared by a third party and taking into account qualitative and company-specific facts. The restricted stock study yielded an average discount for the lack of marketability of 18.5% based on a sample of transactions over a 17 year period. As of May 31, 2011, the 18.5% restricted stock study discount was adjusted based on other qualitative and company-specific facts most notably the timing of the IPO and the associated lock-up period which together would impact the transferability of common stock for a period of approximately one year from the valuation date and the fact that the Company has not yet undergone a liquidity event and bears some risk associated with achieving liquidity. The liquidity discount at February 28, 2011, was also based on the 18.5% restricted stock study, but assumed a liquidity event would occur in approximately three years.

2.	Please disclose the events and factors that result in the changes in your valuation from $5.72 to the midpoint of your IPO price range, when available, and how those factors relate to the changes in your valuation assumptions.

Response:
The Company advises the Staff that the other events and factors that occurred after May 31, 2011 that result in the changes from $5.72 to the mid-point of the anticipated initial public offering range include but are not limited to the following:

•	The Company has received confirmation from its major existing trial partners that they will expand their next round of trials from 250 hectares to approximately 400 hectares.

•	The Company is in advanced discussions with new mill partners for seed sales for the 2011-2012 growing season.

•	The Company is receiving tentative orders to purchase seeds at a price exceeding $100/hectare.

•	The Company has received the necessary variety registrations for sweet sorghum varieties it is marketing in Brazil for planting in the 2011-2012 growing season, which means that there be will no delay in delivering the seeds that have been ordered.

•	On August 1, 2011 the Company closed a private placement of $11.4 million aggregate principal amount of convertible notes to existing investors improving its short term liquidity position.

The Company advises the Staff that it has supplementally provided this analysis along with the currently expected price range for the offering to the Staff in a separate letter addressed to Mr. Brian Bhandari dated August 22, 2011.

Results of Operations, page 62
3.	We note that your revisions in the first three sections of page 65 appear to eliminate certain information previously provided. Please revise to include such information to the extent applicable or advise us of why you believe it no longer applies.

Response:

The Company has revised the first three sections of page 65 of Amendment No. 3 to include the statements related to the non-comparability of the twelve and eight month periods and to add disclosure to either replace the disclosure that was deleted in response to the Staff’s comment 4 below or to include additional disclosure to the Company’s discussion of those periods. Please see page 67 of Amendment No. 4.

4.	We note the changes made in response to comment six of our letter dated July 13, 2011. It is unclear why you do not appear to quantify the impact on the line items of the non-comparable periods. Please advise or revise.

Response:

As discussed in the Company’s Response Letter to the Staff dated June 27, 2011, when comparing the audited eight-month period ended August 31, 2009 to the year ended December 31, 2008 and the year ended August 31, 2010, financial information for the additional non-comparative four months included in the year ended December 31, 2008 (period from September 1, 2008 to December 31, 2008) and the year ended August 31, 2010 (period from September 1, 2009 to December 31, 2009), were not prepared on the same basis as the Company’s annual financial statements and do not include all normal and recurring adjustments necessary for a fair presentation. As a result, the Company believes that quantifying the impact of the additional four months included in the longer annual periods, as compared to the audited eight-month period, would constitute disclosure of “non-GAAP” financial information and would not provide meaningful and comparative information as the amounts that would be quantified for the four-month periods were not prepared on the same basis as the twelve-month periods as explained above.

The Company respectfully advises the Staff that it has nonetheless undertaken a substantial effort to provide investors with qualitative, and to extent practicable based on its books and records, quantitative information related to the impact on the line items of the period to period comparisons. In connection with this effort, the Company has significantly revised its disclosure on pages 66 through 70 of Amendment No. 4 in response to the Staff’s comment.

Business, page 75
5.	We partially reissue comment seven of our letter dated July 13, 2011. Please provide the source or basis for your statement that Brazilian mill operators typically obtain sugarcane that makes mill operation economically feasible approximately 200 days per year.
Response:
In response to the Staff’s comment, the Company has revised its disclosure to cite the source of the statement noted in the Staff’s comment. Please see pages 2 and 78 of Amendment No. 5. The Company has provided to the Staff supplementally under separate cover, copies of the source material relating to this statement. The Company has also provided the Staff with official translations of these documents, which were originally published in Portuguese.
Our Technology Platforms, page 83
6.	Please revise to clarify the statement in the first paragraph of page 83 that certain aggregate upfront license fees have “not been not material.”

Response:

The Company has revised pages 86 and 87 of Amendment 4 to clarify that any upfront license fees for the year ended August 31, 2010 and the nine months ended May 31, 2011 relate only to the Company’s collaboration with Texas A&M by moving the disclosure of upfront license fees to the end of the description of each agreement. The Company supplementally advises the Staff that the aggregate upfront license fees that have been paid or have become due to Texas A&M University for the year ended August 31, 2010 were $2,000. No upfront license fees have been paid or have become due to Texas A&M University for the nine months ended May 31, 2011. The Company advises the Staff that it also paid an upfront license fee of $2,000 to Texas A&M subsequent to May 31, 2011 in connection with entering into the line license agreement filed as Exhibit 10.30.

7.	We reissue comment nine of our letter dated July 13, 2011. Please disclose the material terms of the option and license agreements separately. In particular, disclose the potential range of royalty payments (for example, “low single digits,” “high single digits” or a range not to exceed ten percent). Any minimum royalty payments would be a material term that should be disclosed. Lastly, disclose the upfront license fee paid to date pursuant to the Texas A&M agreement.

Response:

The Company has revised its disclosure to disclose the material terms of the option and license agreements separately. Please see page 86 of Amendment No. 4. In addition, the Company has revised its disclosure to disclose the potential range of royalty payments pursuant to these agreements. The Company has also revised its disclosure to provide the range of minimum royalty payments payable pursuant to these agreements. Please see pages 86 and 87 of Amendment No. 4. The Company respectfully refers the Staff to the Company’s response to Comment 6 for a discussion of upfront license fees paid pursuant to the Texas A&M agreement.

8.	We partially reissue comment 11 of our letter dated July 13, 2011. Please disclose the potential range(s) of royalty payments (for example, “low single digits,” “high single digits” or a range not to exceed ten percent).

Response:

The Company has revised pages 86 and 87 of Amendment No. 4 in response to the Staff’s comment. Please see the Company’s response to Comment 7 for a discussion of the disclosure of the range of royalty payments under the Company’s major research collaborations.
Sales and Marketing, page 94
9.	Please advise us of the nature of your relationship with Campbell Soup Company, as referenced in the first full paragraphs of pages 54 and 96.

Response:

The Company’s agreement with Campbell Soup Company (“Campbell”) relates to research the Company conducts in connection with efforts to improve yields of a food crop. The Company respectfully advises the Staff that it has described the material terms of this agreement on page 55 and F-15 of the Registration Statement, without naming Campbell. The type of research the Company conducts with Campbell pursuant to this agreement is not a main area of focus for the Company’s business and the Company does not want to over-emphasize the importance of this relationship. In addition, the Company does not expect the revenues generated from this agreement to continue to be material to the Company in future periods as revenue generated from the Company’s core business of selling seeds is expected to grow.
Management, page 106
10.	We partially reissue comment 13 of our letter dated July 13, 2011. Please disclose Mr. Van Acker’s business experience for the last five years.

Response:

The Company advises the Staff that Mr. Van Acker has resigned from the Company’s Board of Directors. The Company also notes that Ms. Devenyns, another of the Company’s shareholder board representatives, has also resigned from the Board of Directors.
Compensation Discussion and Analysis, page 116
11.	We note the disclosure added regarding the employment agreements. To the extent that the determination of the potential payments upon termination or termination following a change in control has changed, please provide quantitative disclosure of the potential payments under these employment agreements.
Response:
The Company has revised its disclosure in response to the Staff’s comment. Please see pages 130-131 of Amendment No. 4.
Exhibits
12.	We reissue comment 17 of our letter dated July 13, 2011. We continue to note that Exhibit 10.16 is missing schedules and Annex A and Exhibit 10.20 is missing schedules and Attachment B. Please file these exhibits in their entirety with your amended registration statement. We specifically note that the agreements state “any such fully executed SCHEDULE shall become a part of this Agreement and subject to the terms of this Agreement.”

Response:

The Company respectfully advises the Staff that Annex A to Exhibit 10.16 appears on page 51 of 57 of Exhibit 10.16 to Amendment No. 2 to the Registration Statement. The Master Research Agreement contains a Model License Agreement for Non-transgenic Varieties, which is included as Exhibit G to the Master Research Agreement. Annex A to which the Staff is referring is attached to Exhibit G. Exhibit G is merely a model agreement that is used when the Company enters into a license agreement with the Noble Foundation for a particular variety of switchgrass. Annex A to the model license agreement is meant to specify the intellectual property rights, if any, related to the specific license. Therefore the Annex A found on page 51 of 57 is the “model” that would be filled in for an actual variety license. Please see Exhibit 10.18 and 10.19 for examples of particular variety licenses based on the model license attached as Exhibit G. In the actual variety licenses, Annex A from the model agreement appears as Annex C and Annex B, respectively (note that these Annexes contain the information that is called for by Annex A to the model license, to the extent applicable).

The Company acknowledges the Staff’s comment will file redacted versions of the following schedules to Exhibit 10.16 and 10.20 in a future amendment to the Registration Statement and will seek confidential treatment of certain portions of these agreements:

Schedule 4 to Exhibit 10.16
Schedule 5 to Exhibit 10.16
Schedule 6 to Exhibit 10.16
Schedule 1 to Exhibit 10.20
The Company respectfully advises the Staff that it does not intend to file the following schedules to exhibit 10.16:
Schedule 1 to the Noble Agreement dated May 19, 2006, as amended, because it has been superseded by Schedule 4, which is being filed.
Schedule 2 to the Noble Agreement dated May 19, 2006, as amended, which expired in 2009.
Schedule 3 to the Noble Agreement dated May 19, 2006, as amended, which expired in 2009.

The Company notes it does not believe that such agreements are required to be filed pursuant to Item 601 of Regulation S-K as they have already expired pursuant to their terms. Pursuant to Item 601(b)(10), material contracts are only required to be filed if they are “to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.” Each of the above-referenced schedules was entered into in 2006 and has either been performed in whole or has been superseded by an agreement that the Company has filed as an exhibit to the Registration Statement. As such, the Company does not believe that these schedules constitute material agreements under Item 601(b)(10) of Regulation S-K.

13.	We reissue comment 18 of our letter dated July 13, 2011. We note that Exhibit 10.11 incorporates certain terms by reference to the sponsored research agreement. Please file this agreement in its entirety.

Response:

The Company acknowledges the Staff’s comment and notwithstanding that the Sponsored Research Agreement has expired pursuant to its terms, the Company will file the Sponsored Research Agreement in a future amendment to the Registration Statement.

14.	We note that exhibit 4.5 is missing the Schedules 1, which state the capitalization tables are attached. Please file the exhibit in its entirety.

Response:

The Company respectfully advises the Staff that the original Exhibit 4.5 document never contained, and was not intended to contain, the schedule or capitalization tables noted in the Staff’s comment. The cross-reference to such schedule in Exhibit 4.5 results only from a scrivener’s error in the original document.

* * *

Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 4 to Registration Statement, or if you require additional information, please contact me at (212) 848-8244.

Very truly yours, /s/ Danielle Carbone Danielle Carbone

cc:	Raj Rajan, Securities and Exchange Commission
Brian Bhandari, Securities and Exchange Commission
Shehzad Niazi, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Richard Hamilton, Ceres, Inc.
Wilfriede van Assche, Ceres, Inc.
Enclosures